Camping World Holdings, Inc.

250 Parkway Drive, Suite 270

Lincolnshire, IL 60069

October 23, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Mara L. Ransom and Katherine Bagley

Re:                             Camping World Holdings, Inc.

Registration Statement on Form S-1 (Registration No. 333-221074)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-221074) (the “Registration Statement”), of Camping World Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 25, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Thank you for your assistance in this matter.

Very truly yours,

Camping World Holdings, Inc.

By:
/s/ Brent L. Moody
Brent L. Moody

Chief Operating and Legal Officer

cc:                                Marcus Lemonis, Chairman and Chief Executive Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP